

MAIL STOP 4631

April 27, 2010

George P. Sakellaris
President and Chief Executive Officer
Ameresco, Inc.
111 Speen Street, Suite 410
Framingham, Massachusetts 01701

RE: Ameresco, Inc.
        Registration Statement on Form S-1
        Amended March 31, 2010
        File Number 333-165821

Dear: Mr. Sakellaris:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X.

2. Please fully explain your capital structure, the conversion features of your stock and which shares you are registering for sale in the primary and resale offerings. For instance, are you registering shares of class A stock by selling shareholders that are convertible later at their option?

3. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

4. Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

5. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of the registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

6. Please update as of the most recent practicable date your disclosure regarding the number of shares outstanding and with regard to your discussions of capitalization, dilution, beneficial ownership, and related party transactions.

Cover Page of the Prospectus

7. Please remove the "Sole Book-Running Manager" and "Lead Manager" from the cover page.

8. Please name only lead underwriters on the cover page. Refer to Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 1

Industry Overview, page 1

9. Please tell us whether the studies by Frost & Sullivan and McKinsey & Company are publicly available or whether you commissioned these reports. If the studies are not publicly available, please disclose this and file consents for your use and citation of these reports or explain to us why you are not required to do so under Rule 436 of Regulation C and Section

7 of the Securities Act. In addition, please provide us with a copy of these studies. We may have additional comments after we review your response.

10. Please disclose the basis for your statement that you are a leading provider of energy efficiency solutions for facilities throughout North America.

Many of our small-scale renewable energy projects are, and other future projects may be, subject to or affected by U.S. federal energy regulation … page 23

11. We note the reference to the Public Utility Holding Company Act of 1935, which was repealed in 2006. Please update your disclosure here and throughout your prospectus, including the Regulatory section on page 80.

Special Note Regarding Forward-Looking Statements, page 32

12. Please remove the disclaimers in the fifth and seventh sentences of the last paragraph in this section. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.

Use of Proceeds, page 33

13. Please clarify that you are paying the entire amount of the subordinated note held by Mr. Sakellaris.

Capitalization, page 35

14. Given that all outstanding shares of your convertible preferred stock will convert into common shares prior to the offering as noted on page 7 and elsewhere, it appears pro forma basic EPS information is warranted. Therefore, please revise your filing to disclose pro forma basic EPS for the most recent fiscal year and the latest interim period.

Dilution, page 37

15. The last sentence in the last full paragraph on page 37 suggests that shares of Class B common stock may be issued upon exercise of outstanding options or warrants, which is not reflected elsewhere in your filing. Please revise your disclosure or advise us accordingly.

Management's Discussion and Analysis, page 42

16. We note on page 82 the list of executive officers. The Company has vice presidents, presidents, and/or general managers of certain geographic areas, such as Ameresco Canada and the Central Region, as well as managers of certain activity types, such as Renewable Energy. We also note your disclosure on page 45 that gross margin is affected by a number

of factors, including the type of services performed and the geographic region in which the sale is made, that is, renewable energy projects that you own and operate typically have higher margins than energy efficiency projects, and sales in the United States typically have higher margins than in Canada. However, the Company purports to operate in only one segment. In order to further analyze this issue, please give us copies of each financial report that the CODM(s) reviewed during 2008 and 2009. See ASC Topic 280-10-50-5. Multiple dated versions of the same report may be excluded if 2008 and 2009 year-to-date versions are available. Under Exchange Act Rule 12b-4, you may request that these reports be returned to you upon completion of our review.

Stock Based Compensation Expense, page 50

17. Until you provide a bona fide estimate of the offering price, we cannot complete an accounting review of this disclosure or the disclosures on pages 9, 35 and 37. Note that any significant disparity between the IPO price and your compensation accounting fair value estimates should be fully explained in the critical accounting estimate section of MD&A. If management's stock value estimates yield a percentage increase in the Registrant's stock price that is disproportionate to the corresponding increases in the Registrant's sales, net income, EBITDA, and/or backlog, then that fact should be disclosed and explained. For example, given your stated use of market multiples to estimate your stock value, an investor could be confused by a disclosure that the Registrant's common stock value increased 82% between 1/28/09 and 9/25/09 given that sales, net income, and adjusted EBITDA only increased by 8%, 9%, and 21%, respectively, between 2008 and 2009. That disparity should be specifically explained. Similarly, if your 2009 adjusted EBITDA projections assumed an annual growth rate approximating 82% then that fact should be clearly disclosed and fully explained. Also, please quantify the extent to which your estimates assume that a significant increase in market valuations occurred in 2009 due to any observed changes in the equity markets i.e. comparable EBITDA multiples increasing from a lower EBITDA multiple to a higher EBITDA multiple. Further, if any known valuation evidence was given disproportionate weight in the estimation of stock values then that fact should be explained and the basis fully disclosed i.e. the impact of focusing exclusively on adjusted EBITDA multiples and ignoring both (1) the available market multiples derived from net income, sales, book value and cash flow and (2) the discounted cash flow method referenced on page F-11.

18. The disclosure on page 53 states that the EBITDA multiples of comparable companies was applied to your "projected adjusted EBITDA" to estimate fair value. Please expand this disclosure to explain for investors the validity of this approach given that EBITDA and "adjusted EBITDA" are materially different calculations.

19. Please quantify on page 54 any discount you applied in light of your statement that "our capital stock prior to this offering had characteristics significantly different from that which will apply upon the closing of this offering".

Liquidity and Capital Resources, page 57

20. Please clarify in your filing how restricted cash is reflected in the statement of cash flows. For example, we note the restricted cash line item on the balance sheet shows a $1.5 million increase; however, the two restricted cash line items in the cash flow statement net to $30.0 million.

Revolving Senior Secured Credit Facility, page 58

21. Please revise your filing to disclose in one location in MD&A whether you are in compliance with all covenants under your debt instruments. If it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance. Also, disclose any known future changes to each covenant, and state whether you expect to be in compliance when such changes come into effect.

Quantitative and Qualitative Disclosures About Market Risk, page 60

22. Please revise your filing to disclose your strategy(ies) employed to manage your exposure to interest rate risk.

23. Please explain herein the $3.5 million foreign currency gain recorded during 2009, as shown on page F-5.

Business, page 62

24. Please disclose the dollar amount of backlog that you believed was firm as of December 31, 2008, and indicate the portion that you reasonably expect not to fill within the current fiscal year. See Item 101(c)(1)(viii) of Regulation S-K. Please also provide the disclosure requested by this comment throughout your filing wherever you discuss backlog.

Management, page 82

25. Please further elaborate on Joseph W. Sutton's qualifications to serve as a director stemming from his financial expertise and experience working for Enron Corporation.

Compensation Discussion and Analysis, page 87

Overview of Executive Compensation Process, page 88

26. Please disclose the corporate financial goals used to determine the bonus pool. See Item 402(b)(2)(v) of Regulation S-K.

27. We note that in determining executive compensation levels, you consider in part each named executive officer's individual performance. Please describe the elements of individual performance that you considered when evaluating the amounts under each element of compensation to pay your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

2000 Stock Incentive Plan, page 95

28. Please provide the tabular disclosure required by Item 201(d) of Regulation S-K with regard to your current equity compensation plan.

Related Person Transactions, page 97

29. Please discuss all related party transactions as required by Item 404 of Regulation S-K. In this regard, we note that you have not discussed under this heading the share purchase agreement entered into on September 18, 2009, which is described on page F-17 in the notes to your financial statements.

2. Summary of Significant Accounting Policies, page F-8

Earnings Per Share, page F-16

30. Based on the activity reflected on page F-5, it is not clear why the basic EPS weighted average number of shares decreased in 2009. Please provide us with the detailed calculations of the basic EPS weighted average number of shares for 2008 and for 2009.

13. Commitments and Contingencies, page F-30

31. On page F-31 we note the notice received in February 2009 of a default termination for which you were performing construction services. It is not clear whether you have recorded an accrual for this matter. Please revise herein to comply with the disclosure requirements of ASC Topic 450-20-50-1 through 450-20-50-5.

Part II – Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

32. Please provide the disclosure required by Item 701 of Regulation S-K with respect to all unregistered sales of your securities within the past three years, including the issuance of stock options and warrants, which you discuss in your prospectus.

Item 16. Exhibits, page II-3

33. It appears from the footnote to your exhibit index that you intend to request confidential treatment covering your exhibits; however, your list does not indicate the exhibits for which you plan to seek confidential treatment. Please advise us or revise your exhibit index accordingly.

34. Please provide to us as promptly as practicable all of the exhibits listed in your exhibit index, as these exhibits and any related disclosure are subject to review.

35. Please file as material contracts exhibits the share purchase agreement dated September 18, 2009, referenced on page F-17, and the term loan agreements described on pages F-21 and -22. Otherwise, please explain why these documents need not be filed. Please refer to Item 601(b)(10) of Regulation S-K.

Item 17. Undertakings, page II-3

36. Please remove as inapplicable the undertakings provided in paragraphs (3) and (4).

37. It appears that you have omitted the schedules and exhibits referenced in your Amended and Restated Credit and Security Agreement dated June 10, 2008. Please re-file this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Al Pavot at (202) 551-3738 or Jenn Do at (202) 551-3743 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Mark G. Borden, Esq.
       Patrick J. Rondeau, Esq.
       Wilmer Cutler Pickering Hale and Dorr LLP
       Fax (617) 526-5000